

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via E-mail
Ms. Marliss D. Johnson
Executive Vice President and Chief Financial Officer
Ampco Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, PA 15219

>   **Re: Ampco Pittsburgh Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2011**
>   **Filed March 15, 2012**
>   **File No. 001-00898**

Dear Ms. Johnson:

We have reviewed your response dated August 1, 2012 and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Financial Statements

Note 17- Asbestos Insurance, page 49

1.   We refer to your response to comment 1. Please tell us whether any asbestos claims included in your receivables at the end of the period are being disputed by insurance companies. In future filings provide a roll forward of your insurance receivables for each period.

2.   In future filings your roll forward of asbestos claims in Note 17 should include the following:

- total claims pending at each balance sheet date;

- number of new claims filed;

- number of claims dismissed;

- number of claims settled;

- average costs per settled claim.

In addition, in future filings please explain significant activity in the roll forward in your Management's Discussion and Analysis.

Item 9A. Controls and Procedures, page 55

3.   Please refer to our prior comment 2. Please file the amendment to your Form 10-K as soon as practicable to indicate the timing of your assessment of the effectiveness of internal control over financial reporting.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                Sincerely,

                                /s/ Brian Cascio

                                Brian Cascio
                                Accounting Branch Chief